February 15, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Judiciary Plaza Washington, D.C. 20549-0405 Attention: Melissa Campbell Duru Tangela Richter H. Roger Schwall
Re:  McMoRan Exploration Co.
Form S-3 filed December 29, 2004
File No. 333-121779

Form 10-K/A, Filed March 24, 2004
Form 10-Q, Filed May 5, 2004
Form 10-Q, Filed August 6, 2004
Form 10-Q, Filed November 9, 2004
File No. 0-07791

Ladies and Gentlemen:

On behalf of McMoRan Exploration Co. (“McMoRan”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) with respect to the above-captioned periodic reports. We received the Staff’s comments by facsimile on January 30, 2005. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by McMoRan’s response.

General

Comment 1: Please be advised that resolution of all previously issued comments and the following comments will be preconditions to a request for acceleration of effectiveness. In that regard, we remind you that you have represented to the Staff, in connection with their review of your Form 10-K for the fiscal year ended December 31, 2003, that you will amend Form 10-K/A for the fiscal year ended December 31, 2003 and the Form 10-Q filed during fiscal year ended December 31, 2004 to ensure that the disclosure is consistent with the requirements of Items 307 and 308(c) of Regulation S-K. This comment applies to your Form 10-K/A for the fiscal year ended December 31, 2003 and Forms 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004. Please amend the filings accordingly.

Response 1:  McMoRan will amend its Form 10-K/A for the fiscal year ended December 31, 2003 and Forms 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 to ensure that our disclosure is consistent with the requirements of Items 307 and 308(c) of Regulation S-K. Subject to filing these amendments, we understand that all of the Staff’s previously issued comments have been resolved.

Selling Stockholders, page 43

Comment 2: We note that it appears the aggregate dollar value of the notes (and the number of underlying shares) issued to named persons does not equate to the aggregate dollar amount (and number of shares) registered. Please include a separate line item in your Selling Securityholder table that aggregates the dollar value of (or number of) offered securities attributable to unnamed selling securityholders. Further, please state that these securityholders cannot use the prospectus to sell shares. Also, indicate that you will file a post-effective amendment that contains the information required by Item 507 of Regulation S-K for all the unnamed securityholders.

Response 2: McMoRan will comply with this comment by including a separate line item in the Selling Securityholders table that aggregates the dollar value and number of offered securities attributable to unnamed selling securityholders. McMoRan will also include a footnote stating that the unnamed securityholders cannot use the prospectus to sell shares and that McMoRan will file a post-effective amendment to the Form S-3 that contains the information required by Item 507 of Regulation S-K for all of the unnamed securityholders when necessary. See the attached “Selling Securityholders” section of the Form S-3, marked to reflect revisions in accordance with Comments 2 - 5.

Comment 3: Consistent with the requirements of Item 507 of Regulation S-K, please disclose the amount and percentage of securities to be held by each selling securityholder after completion of the offering. In this regard, you should assume that all shares and notes being registered for resale are sold.

Response 3: McMoRan will comply with this comment by (a) deleting the last sentence that states, “We cannot give an estimate as to the amount of the notes or common stock issuable upon conversion of the notes that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes or shares of common stock issuable upon conversion of the notes pursuant to the offering contemplated by this prospectus” and (b) replacing it with the following sentence, “Assuming all shares and notes being registered for resale are sold, the Selling Shareholders will not own any notes or shares after completion of the offering.” See the attached “Selling Securityholders” section of the Form S-3, marked to reflect revisions in accordance with Comments 2 - 5.

Comment 4: Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its notes or shares as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Response 4: McMoRan will comply with this comment by identifying any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If we determine that any selling stockholder is a registered broker-dealer, McMoRan will revise the disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its notes or shares as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, McMoRan will either disclose that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities or McMoRan will indicate that such selling stockholder is an underwriter. See the attached “Selling Securityholders” section of the Form S-3, marked to reflect revisions in accordance with Comments 2 - 5.

Comment 5: Please identify in the selling stockholder table the natural persons who exercise voting and/or investment power over each listed entity. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

Response 5: McMoRan will comply with this comment by identifying in the Selling Securityholders table the natural persons who exercise voting and/or investment power over each listed entity, where applicable. See the attached “Selling Securityholders” section of the Form S-3, marked to reflect revisions in accordance with Comments 2 - 5.
_________________________

Thank you for your assistance with these matters. If you have any questions or comments, please call me at your earliest convenience at (504) 582-8412.

Sincerely,

/s/ Douglas N. Currault II

Douglas N. Currault II

Attachment

cc:  Nancy D. Parmelee
Kathleen L. Quirk
C. Donald Whitmire, Jr.